SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

Illumina, Inc.

(Name of Subject Company)

Illumina, Inc.

(Names of Persons Filing Statement)

Common stock, $0.01 par value

(Title of Class of Securities)

452327109

(CUSIP Number of Class of Securities)

Christian G. Cabou

Senior Vice President & General Counsel

Illumina, Inc.

5200 Illumina Way, San Diego, California

(858) 202-4500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Frederick Kanner

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, NY 10019

(212) 259-7300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Illumina Adopts Stockholder Rights Agreement

SAN DIEGO, January 26, 2012 (BUSINESS WIRE) – Illumina, Inc. (NASDAQ:ILMN), a leading developer, manufacturer, and marketer of life science tools and integrated systems for the analysis of genetic variation and function (the “Company”), announced today that its Board of Directors (the “Board”) adopted a Rights Agreement, pursuant to which one preferred stock purchase right will be distributed as a dividend on each share of the Company’s common stock held of record as of the close of business on February 6, 2012 (the “Rights”). Initially, the Rights will be represented by the Company’s common stock certificates, or by the registration of uncertificated shares of common stock in the Company’s share register, and will not be exercisable.

The Rights Agreement, which is designed to deter coercive or otherwise unfair takeover tactics, was adopted in response to the announcement by Roche (RHHBY.PK) of its unsolicited acquisition proposal to acquire all of the outstanding shares of Illumina’s common stock for $44.50 per share in cash.

“Consistent with its fiduciary duties, the Illumina Board has taken this action to ensure that our stockholders receive fair treatment and protection in connection with any proposal or offer to acquire the Company, including the proposal announced by Roche, and to provide stockholders with adequate time to properly assess any such proposal or offer without undue pressure while also safeguarding their opportunity to realize the long-term value of their investment in the Company,” said Jay Flatley, Chief Executive Officer of Illumina.

Under the Rights Agreement, with certain exceptions, if any person or group becomes the beneficial owner of 15% or more of the Company’s common stock (which, as provided in the Rights Agreement, includes stock referenced in derivative transactions and securities), then each Right not beneficially owned by such beneficial owner will entitle its holder to purchase, at the Rights’ then-current exercise price, shares of the Company’s common stock having a market value of twice the Rights’ then-current exercise price. In addition, with certain exceptions, if, after any person or group has become a beneficial owner of 15% or more of the Company’s common stock, the Company becomes involved in a merger or other business combination, each Right will entitle its holder (other than such 15% or more beneficial owner) to purchase, at the Right’s then-current exercise price, common shares of the acquiring company having a value of twice the Rights’ then-current exercise price.

Further details about the Rights Agreement will be contained in a Form 8-K to be filed with the Securities and Exchange Commission (the “SEC”) by the Company.

Goldman, Sachs & Co. and Bank of America Merrill Lynch are acting as financial advisors and Dewey & LeBoeuf LLP is acting as legal counsel to Illumina.

About Illumina

Illumina (www.illumina.com) is a leading developer, manufacturer, and marketer of life science tools and integrated systems for the analysis of genetic variation and function. We provide innovative sequencing and array-based solutions for genotyping, copy number variation analysis, methylation studies, gene expression profiling, and low-multiplex analysis of DNA, RNA and protein. We also provide tools and services that are fueling advances in consumer genomics and diagnostics. Our technology and products accelerate genetic analysis research and its application, paving the way for molecular medicine and ultimately transforming healthcare.

FORWARD-LOOKING STATEMENTS

This communication may contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995, as amended, or by the SEC in its rules, regulations and releases. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Among the important factors that could cause actual results to differ materially from those in any forward-looking statements are (i) our ability to develop and commercialize further our sequencing, BeadArray™, VeraCode®, Eco™, and consumables technologies and to deploy new sequencing, genotyping, gene expression, and diagnostics products and applications for our technology platforms, (ii) our ability to manufacture robust instrumentation and consumables, and (iii) significant uncertainty concerning government and academic research funding worldwide as governments in the United States and Europe, in particular, focus on reducing fiscal deficits while at the same time confronting slowing economic growth; (iv) risks and uncertainties relating to the possible transaction; and (v) other factors detailed in our filings with the Securities and Exchange Commission, including our most recent filings on Forms 10-K and 10-Q, or in information disclosed in public conference calls, the date and time of which are released beforehand. We undertake no obligation, and do not intend, to update these forward-looking statements.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of Illumina, Inc. (“Illumina”) has commenced at this time. If a tender offer is commenced, Illumina may file a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). Any solicitation/recommendation statement filed by Illumina that is required to be mailed to stockholders will be mailed to stockholders of Illumina. INVESTORS AND STOCKHOLDERS OF ILLUMINA ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Illumina through the web site maintained by the SEC at http://www.sec.gov. In addition, Illumina may file a proxy statement with the SEC. Any definitive proxy statement will be mailed to stockholders of Illumina. INVESTORS AND SECURITY HOLDERS OF ILLUMINA ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Illumina through the web site maintained by the SEC at http://www.sec.gov.

In addition, this document and other materials related to Roche’s unsolicited proposal may be obtained from Illumina free of charge by directing a request to Illumina, Inc., Attn: Investor Relations, Kevin Williams, MD, kwilliams@illumina.com.

CERTAIN INFORMATION REGARDING PARTICIPANTS

Illumina and certain of its respective directors and executive officers may be deemed to be participants under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of Illumina’s directors and executive officers in Illumina’s Annual Report on Form 10-K for the year ended January 2, 2011, which was filed with the SEC on February 28, 2011, and its proxy statement for the 2011 Annual Meeting, which was filed with the SEC on March 24, 2011. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.

Contacts

Investors:

Kevin Williams, MD

Illumina

(858) 332-4989

Media:

Matt Benson

Sard Verbinnen & Co

(415) 618-8750

Cassandra Bujarski

Sard Verbinnen & Co

(310) 201-2040